Exhibit 99.1

Seanergy Maritime Reports Second Quarter and First-Half 2026 Financial Results

Delivers Record Q2 Net Income of $26.2 Million and EPS/ Adjusted EPS of $1.21/ $1.32;
Declares Quarterly Dividend of $0.35 Per Share, Representing the Company’s 19th Consecutive Distribution

Expands Fleet Renewal Program to $591 Million Across Eight Modern Capesize & Newcastlemax Vessels; Completes €100 Million Unsecured Bond Offering

Highlights
(in million USD, except EPS, LPS and TCE)	Q2 2026	Q2 2025	6M 2026	6M 2025	6M YoY Growth (%)
Net Revenues	$55.7	$37.5	$97.8	$61.7	+59%
Net income / (loss)	$26.2	$2.9	$35.9	$(4.0)
Adjusted net income / (loss)[1]	$28.5	$3.8	$42.0	$(1.7)
EBITDA[1]	$39.3	$17.4	$62.8	$24.0	+162%
Adjusted EBITDA[1]	$41.5	$18.3	$69.6	$26.3	+165%

Fleet TCE[2]	$32,355	$19,807	$28,244	$16,679	+69%

Earnings / (loss) per share Basic & Diluted	$1.21	$0.14	$1.67	$(0.20)
Adjusted earnings / (loss) per share Basic and diluted[1]	$1.32	$0.18	$1.96	$(0.09)

1 Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2 Time Charter Equivalent (“TCE”) rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Highlights and Developments:

Exceptional Financial Performance & Consistent Shareholder Returns — $108.4 Million Returned Since Program Inception
■	Record Q2 and H1 profit of $26.2 million and $35.9 million, respectively, up from $2.9 million net income and $4.0 million loss in the prior-year periods
■	Quarterly cash dividend of $0.35 per share, the Company’s 19th consecutive cash dividend; payout of approx. 27% of Q2 Adjusted EPS
■	$108.4 million of total capital returned to shareholders, comprising $63.2 million of cash dividends ($3.19 per share) and $45.2 million of share, warrant and convertible note repurchases

Disciplined Fleet Growth and Renewal – $591 million Aggregate Investment Plan
■
Entered into an agreement to acquire two Japanese-built Capesize vessels – a newbuilding and a modern 2022-built vessel – for aggregate consideration of approximately $130 million, both scheduled to join the fleet in early 2029

■
Expanded fleet renewal and growth program from six to eight modern vessels comprising seven newbuildings and one 2022-built Capesize, for an aggregate investment of approximately $591 million; four vessels to be delivered in 2027

■
Completed the profitable sale of the 2010-built M/V Squireship, generating approximately $13.8 million of net liquidity and a gain on sale of approximately $4.6 million, while continuing to provide technical and management services to the vessel

■
Secured long-term time charters with leading counterparties for the three China-built 2027 newbuildings with floor rates covering expected cash breakeven, as well as potentially significant index-linked market upside

Diversified Capital Resources — €100 Million Bond and $296.5 Million of Facilities Secured
■	Successfully completed a €100 million 5-year unsecured corporate bond offering in Greece, further diversifying the Company’s capital resources and supporting its fleet growth and renewal program
■	Fleet renewal program substantially funded: $72.6 million advanced from own funds and approximately $296.5 million of pre- and post-delivery facilities secured, alongside the €100 million bond

Strong Commercial Performance
■	Q2 2026 fleet TCE of $32,355 per day, an increase of 63% year over year
■	Estimated Q3 2026 TCE of approximately $31,000[3] per day - increased H2 earnings visibility

3 Blended Q3 TCE estimated on approx. 71% of Q3 available days already fixed and FFA rates as of July 28, 2026.

July 30, 2026 – Athens, Greece – Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP), a leading pure-play Capesize owner and operator, today reported its financial results for the second quarter and six months ended June 30, 2026, and declared a quarterly cash dividend of $0.35 per common share. This marks Seanergy’s 19th consecutive quarterly dividend under its capital return policy and reflects the Company’s strong earnings generation and disciplined approach to capital allocation.

For the quarter ended June 30, 2026, the Company generated Net Revenues of $55.7 million, compared to $37.5 million in the second quarter of 2025. Net Income and Adjusted Net Income for the quarter increased to $26.2 million and $28.5 million, respectively, compared to $2.9 million and $3.8 million, respectively, in the prior-year period. EBITDA and Adjusted EBITDA for the quarter reached $39.3 million and $41.5 million, respectively, compared to $17.4 million and $18.3 million, respectively, for the same period of 2025. The fleet achieved a daily TCE of $32,355 for the second quarter of 2026, representing a 63% year-over-year increase.

For the six months ended June 30, 2026, Seanergy generated Net Revenues of $97.8 million, Net Income of $35.9 million and Adjusted Net Income of $42.0 million, compared to Net Revenues of $61.7 million, a Net Loss of $4.0 million and Adjusted Net Loss of $1.7 million in the first half of 2025. Adjusted EBITDA increased by 165% to $69.6 million, while Adjusted EPS reached $1.96, compared to an adjusted loss per share of $0.09 in the prior-year period. Fleet TCE increased by 69% to $28,244 per day.

Cash and cash-equivalents and restricted cash, as of June 30, 2026, stood at $59.5 million. Long-term debt (senior loans and other financial liabilities) net of deferred charges amounted to $294.9 million, compared with a fleet book value of $542.3 million, including advances paid for vessels under construction and a vessel under sales-type lease, resulting in a fleet loan-to-book value ratio of approximately 55%. Stockholders' equity increased by $31.7 million, or 11% to $313.1 million, over the six-month period.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“Seanergy delivered record results in the second quarter with Net Income of $26.2 million and Adjusted EPS of $1.32, bringing first-half Adjusted EPS to $1.96, and underscoring the strong earnings power and operating leverage of our pure-play Capesize platform.”

“Building on our solid performance, we continued to execute on our disciplined capital return policy. Our board of directors declared a quarterly cash dividend of $0.35 per share, our 19th consecutive distribution, bringing cumulative dividends to $3.19 per share, or approximately $63.2 million in aggregate. In total, we have returned $108.4 million to shareholders since program inception, through dividends and the repurchases of shares, warrants and convertible notes.”

“We further advanced our fleet renewal strategy by agreeing to acquire two additional high-quality Japanese Capesize vessels for an aggregate consideration of approximately $130 million. These transactions consist of a scrubber-fitted newbuilding and a modern 2022-built vessel, both expected to join our fleet in 2029. These acquisitions lock in modern, fuel-efficient tonnage and scarce 2029 delivery slots ahead of an anticipated tightening in Capesize supply.”

“Our fleet renewal and growth program now comprises eight modern vessels, including seven newbuildings and one 2022-built Capesize, and represents an aggregate investment of approximately $591 million. Four of the eight vessels are scheduled to deliver in 2027, accelerating fleet renewal and earnings contribution from 2027 onward. We continue to execute selectively, pairing scarce delivery slots with disposals of older tonnage at firm valuations, while maintaining a disciplined balance sheet.”

“We have also secured multi-year employment for our three Chinese-built 2027 newbuildings with leading global counterparties, at floor rates covering expected cash breakeven plus a premium index-linked formula and profit sharing above an upper threshold. This approach materially de-risks the first phase of the program from day one of delivery while maintaining the upside potential central to our investment thesis.”

“Our successful issuance of a €100 million unsecured corporate bond in Greece diversifies our capital base and complements our existing secured financings. Its five-year non-amortizing structure provides non-dilutive, long-term capital precisely matched to the construction phase of our program, before the new vessels begin generating revenues.”

“The Capesize market continued to perform strongly during the second quarter, supported by record quarterly China iron ore imports and continued growth in bauxite trade against low fleet supply growth. Looking ahead, the market outlook remains constructive: a low orderbook against a rapidly ageing fleet, strong iron ore export growth, and resilient coal and bauxite volumes. In this context, we have fixed about 55% of our ownership days for the second half of the year at a daily rate of $30,800, providing significant earnings visibility while preserving meaningful index-linked exposure in a strong Capesize market. Additionally, based on the current FFA curve, our estimated 3Q 2026 daily TCE of approximately $31,000 further reinforces our positive earnings outlook and our ability to continue generating attractive returns in the quarters ahead.”

“Our strategic direction remains clear: deliver consistent shareholder distributions, invest strategically in modern tonnage, and preserve financial flexibility. We believe this balanced approach positions Seanergy to create meaningful long-term shareholder value.”

Company Fleet:
Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA conversion option(1)	Minimum time charter (“T/C”) expiration	Maximum T/C expiration(2)	Charterer
Titanship	207,855	2011	NACKS	-	T/C Index Linked	No	09/2026	03/2027	Cargill
Meiship	207,851	2013	Imabari	-	T/C Index Linked	Yes	01/2028	06/2028	Glencore
Patriotship	181,709	2010	Imabari	Yes	T/C Index Linked	Yes	01/2027	03/2027	Glencore
Paroship	181,415	2012	Koyo -Imabari	Yes	T/C Index Linked	Yes	07/2027	12/2027	Oldendorff
Worldship	181,415	2012	Koyo – Imabari	Yes	T/C Index Linked	Yes	11/2026	03/2027	NYK
Kaizenship	181,396	2012	Koyo Dock	-	T/C Index Linked	Yes	01/2028	06/2028	Oldendorff
Iconship	181,392	2013	Imabari	-	T/C Index Linked	Yes	03/2027	07/2027	K Line
Hellasship	181,325	2012	Imabari	-	T/C Index Linked	Yes	04/2027	08/2027	NYK
Honorship	180,242	2010	Imabari	-	T/C Index Linked	Yes	03/2028	06/2028	NYK
Fellowship	179,701	2010	Daewoo	-	T/C Index Linked	Yes	01/2028	03/2028	Anglo American
Championship	179,238	2011	Sungdong SB	Yes	T/C Index Linked	Yes	04/2027	08/2027	Cargill
Partnership	179,213	2012	Hyundai	Yes	T/C Index Linked	Yes	01/2027	05/2027	Glencore
Knightship	178,978	2010	Hyundai	Yes	T/C Index Linked	Yes	12/2026	04/2027	Glencore
Lordship	178,838	2010	Hyundai	Yes	T/C Index Linked	Yes	01/2027	03/2027	Glencore
Blueship	178,459	2011	Mitsui SB	-	T/C Index Linked	Yes	12/2027	04/2028	NYK
Friendship	176,952	2009	Namura	-	T/C Index Linked	Yes	04/2027	09/2027	Glencore
Flagship	176,387	2013	Mitsui	-	T/C Index Linked	Yes	10/2027	02/2028	Cargill
Premiership	170,024	2010	Sungdong SB	Yes	T/C Index Linked	Yes	03/2027	05/2027	Glencore
Total / Average age	3,282,390	15.1 years	-	-	-	-	-	-	-
Vessels under construction
TBN Primeship	181,000	2027	Hengli	Yes	T/C Index Linked(3)	-	5 years(4)		European Operator
TBN Chrysship	181,500	2027	Hengli	Yes	T/C Index Linked(3)	-	5 years(4)		European Operator
NB Vessel	181,500	2027	Hengli	Yes	T/C Index Linked(3)	-	4 years(5)		Major Miner
TBN Nikiship	181,500	2027	Japanese Yard	Yes	-	-	-	-	-
TBN Megaship	211,000	2028	Hantong	Yes	-	-	-	-	-
TBN Kingship	181,500	2029	Japanese Yard	Yes	-	-	-	-	-
NB Vessel	181,000	2029	Japanese Yard	Yes	-	-	-	-	-
Vessel to be delivered
TBN	182,162	2022	Japanese Yard	-	-	-	-	-	-
Bareboat charter out
Dukeship	181,453	2010	Sasebo	-	Bareboat	-	08/2027	09/2027	United

(1)	The Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing Capesize FFA rate for the selected period.

(2)	The latest redelivery date does not include any additional optional periods.

(3)
The time charter agreement provides a floor rate. Above the floor, the hire is calculated at a significant premium over the BCI-180 up to an upper threshold, and above the upper threshold, the hire is calculated based on the same premium over the BCI-180, with incremental earnings shared equally between Seanergy and the respective charterer.

(4)	The time charter agreement provides three optional extension periods of minimum 10 to maximum 14 months each.

(5)	The time charter agreement provides two optional extension periods of about 11 to about 13 months each.

Fleet Data:

(U.S. Dollars in thousands)

	Q2 2026	Q2 2025	6M 2026	6M 2025
Ownership days (1)	1,706	1,911	3,459	3,689
Operating days (2)	1,660	1,794	3,356	3,507
Fleet utilization (3)	97.3%	93.9%	97%	95.1%
TCE rate (4)	$32,355	$19,807	$28,244	$16,679
Daily Vessel Operating Expenses (5)	$7,103	$7,222	$7,143	$6,937

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. Operating days include the days that our vessels are in ballast voyages without having finalized agreements for their next employment. The Company’s calculation of operating days may not be comparable to that reported by other companies.

(3)
Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for unforeseen events. We believe it provides additional meaningful information and assists management in making decisions regarding areas where we may be able to improve efficiency and increase revenue and because we believe that it provides useful information to investors regarding the efficiency of our operations. The Company’s calculation of fleet utilization may not be comparable to that reported by other companies.

(4)
TCE rate is defined as the Company’s net vessel revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, which is not a recognized measure under U.S. GAAP, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q2 2026	Q2 2025	6M 2026	6M 2025
Vessel revenue, net	55,045	36,664	96,744	60,340
Less: Voyage expenses	1,335	1,131	1,958	1,847
Time charter equivalent revenues	53,710	35,533	94,786	58,493
Operating days	1,660	1,794	3,356	3,507
TCE rate	$32,355	$19,807	$28,244	$16,679

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q2 2026	Q2 2025	6M 2026	6M 2025
Vessel operating expenses	12,118	13,802	24,706	26,346
Less: Pre-delivery expenses	-	-	-	757
Vessel operating expenses before pre-delivery expenses	12,118	13,802	24,706	25,589
Ownership days	1,706	1,911	3,459	3,689
Daily Vessel Operating Expenses	$7,103	$7,222	$7,143	$6,937

Net income / (loss) to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)

	Q2 2026	Q2 2025	6M 2026	6M 2025
Net income / (loss)	26,243	2,862	35,894	(3,967)
Interest and finance cost, net	3,813	5,472	8,141	10,566
Depreciation and amortization	9,195	9,052	18,797	17,377
EBITDA	39,251	17,386	62,832	23,976
Stock based compensation	1,936	1,138	4,518	2,677
Loss on extinguishment of debt	388	-	2,172	28
(Gain) / loss on forward freight agreements, net	(15)	1	10	19
(Gain) / loss on FX derivatives	(19)	(243)	114	(423)
Adjusted EBITDA	41,541	18,282	69,646	26,277

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, (gain) / loss on forward freight agreements, net, loss on extinguishment of debt, and (gain) / loss on FX derivatives. which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability from period to period. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Adjusted Net Income / (Loss) Reconciliation and calculation of Adjusted Earnings / (Loss) Per Share

(In thousands of U.S. Dollars, except for share and per share data)

	Q2 2026	Q2 2025	6M 2026	6M 2025
Net income / (loss)	26,243	2,862	35,894	(3,967)
Stock based compensation	1,936	1,138	4,518	2,677
Loss on extinguishment of debt (non-cash)	388	-	1,441	18
(Gain) / loss on FX derivatives	(19)	(243)	114	(423)
Adjusted net income / (loss)	28,548	3,757	41,967	(1,695)
Dividends to non-vested participating securities	(112)	(27)	(180)	(66)
Undistributed earnings to non-vested participating securities	(566)	(48)	(573)	-
Adjusted net income / (loss) – common shareholders	27,870	3,682	41,214	(1,761)
Adjusted earnings / (loss) per common share, basic and diluted	1.32	0.18	1.96	(0.09)
Weighted average number of common shares outstanding, basic	21,107,948	20,355,465	21,019,838	20,255,507
Weighted average number of common shares outstanding, diluted	21,107,948	20,444,086	21,019,838	20,255,507

To derive Adjusted Net Income and Adjusted Earnings / (loss) Per Share, a non-GAAP financial measure, from Net Income / (loss), we adjust for dividends and undistributed earnings to non-vested participating securities and exclude non-cash items, as provided in the table above. We believe that Adjusted Net Income / (loss) and Adjusted Earnings / (loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as loss on extinguishment of debt, stock based compensation, (gain) / loss on FX derivatives and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income / (loss) and Adjusted Earnings / (loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Third Quarter 2026 TCE Rate Guidance:

As of the date hereof, approximately 71% of the Company fleet’s expected operating days in the third quarter of 2026 have been fixed at an estimated TCE rate of approximately $30,112. Assuming that for the remaining operating days of our index-linked time charters, the BCI-180 rate will be equal to $33,980 (based on the FFA curve as of July 28, 2026), our estimated TCE rate for the third quarter of 2026 will be approximately $30,9984. The following table provides the breakdown of index-linked charters and fixed-rate charters in the third quarter of 2026:

	Operating Days	TCE
TCE - fixed rate (incl. FFA conversions)	920	$28,468
TCE – index-linked	718	$34,236
Total / Average	1,638	$30,998

4 This guidance is based on certain assumptions and the Company cannot provide assurance that these TCE rate estimates, or projected utilization rates will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the BCI 5TC 180 rate assumed for the remaining operating days of the quarter for an index-linked T/C is equal to $33,980 (based on the FFA curve as of July 28, 2026). Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

Second Quarter and Recent Developments:

Dividend Distribution for Q1 2026 and Declaration of Q2 2026 Dividend

On July 10, 2026, the Company paid a quarterly cash dividend of $0.20 per common share for the first quarter of 2026 to all shareholders of record as of June 29, 2026.

The Company has declared a quarterly cash dividend of $0.35 per common share for the second quarter of 2026 payable on or about October 9, 2026, to all shareholders of record as of September 25, 2026.

Vessel Improvements - Environmental Investments - Dry-Dockings

The Company is renewing its fleet through the addition of advanced eco-design newbuildings and modern secondhand tonnage, while selectively divesting older vessels. The seven newbuildings under the Company's fleet renewal and growth program are designed to meet International Maritime Organization requirements for Phase 3 greenhouse gas emissions reduction ("IMO GHG Phase 3") and Tier III nitrogen oxide emissions ("IMO NOx Tier III") and are scrubber-fitted.

In parallel, the Company continues to implement the environmental upgrade program across its existing fleet, having invested approximately $37.3 million since 2024 in environmental upgrades, vessel improvements and dry-dockings.

Together, the fleet renewal and environmental upgrade initiatives are expected to improve fuel efficiency and reduce greenhouse gas emissions. Having completed the majority of the scheduled upgrades in prior quarters, the Company expects approximately 50 off-hire days for the remainder of 2026 in connection with scheduled dry-dockings, vessel repairs and environmental upgrades.

Fleet Update

Acquisition of Two Japanese-Built Capesize Vessels for 2029 Delivery

The Company has entered into an agreement with unaffiliated third parties to acquire two Japanese Capesize vessels for aggregate consideration of approximately $130.0 million.

The acquisitions comprise:

-	a 181,000 dwt scrubber-fitted Capesize newbuilding, expected to be delivered between the first and second quarters of 2029; and

-	a 182,162 dwt Capesize vessel built in 2022, with forward delivery expected between the fourth quarter of 2028 and the second quarter of 2029.

The Company has already paid a deposit of 5% of the purchase price for the Capesize newbuilding. The remaining balance of the purchase price shall be payable as follows: 35% in three instalments by November 2028, and the remaining 60% upon delivery of the vessel. Concerning the 2022-built Capesize vessel, the agreement involves a 10% advance payment, while the remaining 90% of the purchase price will be payable upon the vessel’s delivery.

The newbuilding vessel will incorporate advanced eco-design features, intended to enhance fuel efficiency and reduce emissions. Together, the two acquisitions will add modern high-quality tonnage at a delivery point, which is aligned with the next phase of the Company’s fleet renewal strategy and expected requirements.

To date, the Company has already paid $72.6 million for its newbuilding and fleet renewal program while maintaining a strong liquidity position.

Sale of M/V Squireship

In June 2026, the Company delivered to United Maritime Corporation, a related party, the 170,018 dwt M/V Squireship, built in 2010. The gross sale price was approximately $29.5 million, generating net proceeds of about $13.8 million. Seanergy continues to provide technical and management services to the vessel, facilitating the continuation of the vessel’s existing commercial employment.

Commercial Updates

Long-Term Time Charters for Three 2027-Delivery Newbuildings

In July 2026, the Company entered into multi-year time charter agreements for three scrubber-fitted Capesize newbuildings scheduled for delivery between the second and fourth quarters of 2027.

Two of our vessels to be delivered in 2027, to be named M/V Primeship and M/V Chrysship, have each been chartered for a period of five years to a leading European operator, with three optional extension periods of minimum 10 to maximum 14 months each. The third vessel, a 181,000 dwt Capesize vessel scheduled for delivery in the fourth quarter of 2027 has been chartered for four years to a major mining company, with two optional extension periods of about 11 to about 13 months. The charters are expected to commence upon the respective delivery of each vessel.

The agreements provide for average floor rates of approximately $23,100 per day, designed to cover the vessels’ estimated cash breakeven levels. Above the floor, hire is calculated at a significant premium over the BCI-180 up to an average upper threshold of approximately $29,750 per day. Above the upper threshold, incremental earnings based on the same premium over the BCI-180 are shared equally between Seanergy and the respective charterer.

M/V Kaizenship – New Time Charter agreement

In July 2026, the Company entered into a new time charter agreement with Oldendorff Carriers GmbH & Co. KG (“Oldendorff”) for the M/V Kaizenship, for a period of about 18 to about 28 months. The new time charter agreement with Oldendorff is expected to commence in August 2026. The daily hire is based on the 5 T/C routes of the BCI, with an option for the Company to fix the rate for 1 to 16 months based on the prevailing Capesize FFA curve.

M/V Blueship – New Time Charter agreement

In June 2026, the Company entered into a new time charter agreement with Nippon Yusen Kabushiki Kaisha (“NYK”) for the M/V Blueship, for a period of about minimum 14 to about maximum 17 months. The new time charter agreement with NYK is expected to commence in November 2026, in direct continuation of the maximum period of the current charter. The daily hire is based on the 5 T/C routes of the BCI along with a fixed daily premium, with an option for the Company to fix the rate for 2 to 12 months based on the prevailing Capesize FFA curve.

M/V Fellowship – Time Charter Extension

In July 2026, the existing charterer exercised its option to extend the time charter agreement for the M/V Fellowship until a minimum of January 2028 and a maximum of March 2028, with the extension commencing immediately upon the expiration of the current charter period.

M/V Friendship – Time Charter Extension

In June 2026, the existing charterer of the vessel exercised its option to extend the time charter agreement for M/V Friendship by six months beyond the current minimum/maximum charter period, in direct continuation from the previous agreement.

Financing Updates

Successful Completion of €100 Million Five-Year Unsecured Corporate Bond Offering

In July 2026, Seanergy successfully completed a €100 million unsecured bond offering to investors in Greece (ATHEX: SHIPB1). The bonds were admitted to trading on the Fixed Income Securities Segment of Euronext Athens Holding S.A. on July 13, 2026.

The bonds were issued at par, mature in July 2031 and carry a coupon of 4.90% per annum, payable semi-annually. The five-year bullet structure involves no scheduled principal amortization before maturity, preserving liquidity during the construction phase of the Company’s newbuilding program.

Newbuilding Capesize vessel – Sale and Leaseback agreement

The Company has agreed to enter into a $60.0 million sale and leaseback agreement to partially finance the acquisition of the Capesize vessel scheduled for delivery in the fourth quarter of 2027. The agreement also provides pre-delivery financing for certain instalments under the shipbuilding contract. Upon delivery, the vessel will be sold and chartered back for a period of 84 months. The Company will have continuous purchase options at predetermined prices as set forth in the agreement, commencing two years after the charter commencement date. The charterhire principal will amortize in 28 quarterly instalments of $0.7 million along with a purchase option of $40.0 million at the expiry of the bareboat charter. The pre-delivery financing amounts will accrue interest, payable quarterly in arrears.

Conference Call:

The Company’s management will host a conference call to discuss financial results on July 30, 2026, at 10:00 a.m. Eastern Time.

Audio Webcast and Earnings Presentation:

There will be a live, and then archived, webcast of the conference call and accompanying presentation available through the Company’s website. To access the presentation and listen to the archived audio file, visit our website, following the Webcast & Presentations section under our Investor Relations page. Participants to the live webcast should register on Seanergy’s website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	June 30, 2026	December 31, 2025*
ASSETS
Cash and cash equivalents and restricted cash	59,474	62,653
Vessels, net, vessels under construction, finance lease prepayment and sales type leases	542,288	506,660
Other assets	41,700	37,266
TOTAL ASSETS	643,462	606,579

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt and other financial liabilities, net of deferred finance costs	294,867	290,160
Other liabilities	35,486	35,036
Stockholders’ equity	313,109	281,383
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	643,462	606,579

*	Derived from the audited consolidated financial statements as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Vessel revenue, net	55,045	36,664	96,744	60,340
Fees from related parties	642	815	1,049	1,345
Revenue, net	55,687	37,479	97,793	61,685
Expenses:
Voyage expenses	(1,335)	(1,131)	(1,958)	(1,847)
Vessel operating expenses	(12,118)	(13,802)	(24,706)	(26,346)
Management fees	(241)	(301)	(520)	(552)
General and administrative expenses	(6,899)	(4,956)	(14,165)	(9,012)
Depreciation and amortization	(9,195)	(9,052)	(18,797)	(17,377)
Gain on sales type leases	-	-	4,101	-
Gain on sale of vessel	4,559	-	4,559	-
Gain / (loss) on forward freight agreements, net	15	(1)	(10)	(19)
Operating income	30,473	8,236	46,297	6,532
Other income / (expenses):
Interest and finance costs	(4,259)	(5,687)	(9,139)	(10,930)
Loss on extinguishment of debt	(388)	-	(2,172)	(28)
Interest and other income	261	172	733	337
Interest and other income – related party	184	48	282	48
Other, net	(28)	93	(107)	74
Total other expenses, net:	(4,230)	(5,374)	(10,403)	(10,499)
Net income / (loss)	26,243	2,862	35,894	(3,967)
Net income / (loss) attributable to common shareholders	25,565	2,787	35,141	(4,033)

Net income / (loss) per common share, basic and diluted	1.21	0.14	1.67	(0.20)
Weighted average number of common shares outstanding, basic	21,107,948	20,355,465	21,019,838	20,255,507
Weighted average number of common shares outstanding, diluted	21,107,948	20,444,086	21,019,838	20,255,507

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars)

	Six months ended June 30,
	2026	2025
Net cash provided by operating activities	44,656	16,239

Vessels acquisitions and improvements	(1,928)	(35,325)
Vessels under construction	(70,022)	-
Loan to related party	-	(2,000)
Repayment of loan by related party	-	2,000
Finance lease prepayments and other initial direct costs	(3,882)	(8,150)
Proceeds from sale of asset	29,500	-
Due from related parties	3,144	(188)
Net cash used in investing activities	(43,188)	(43,663)

Proceeds from long-term debt and other financial liabilities	111,950	88,060
Repayments of long-term debt and other financial liabilities	(107,433)	(60,274)
Payments of financing and stock issuance costs	(3,090)	(1,563)
Payments of finance lease liabilities	-	(1,099)
Proceeds from other non-current liabilities	1,004	166
Dividends payments	(7,078)	(7,388)
Net cash (used in) / provided by financing activities	(4,647)	17,902

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for interest, net of capitalized interest	6,498	11,031

Noncash investing activities
Vessels’ improvements	1,412	387
Vessels under construction	139	-
Right-of use assets and initial direct costs	-	23,897

Noncash financing activities
Dividends declared but not paid	4,334	1,045
Financing and stock issuance costs	1,444	(177)

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize shipping company publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company owns or operates under finance leases 19 vessels (2 Newcastlemax and 17 Capesize) with an average age of approximately 15.1 years and an aggregate cargo carrying capacity of 3,463,843 dwt. Upon the sale of the M/V Dukeship and the delivery of the seven newbuilding vessels and one secondhand Capesize vessel, the Company will own or operate under finance lease 26 vessels (3 Newcastlemax and 23 Capesize), with an aggregate cargo carrying capacity of approximately 4,763,552 dwt.

The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our Company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks arising from trade disputes between the U.S. and China, including the re-imposition of reciprocal port fees; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between the U.S. and Israel and Iran, the  U.S. and Venezuela, China and Taiwan and Russia and Ukraine; risks associated with the length and severity of pandemics; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: +1 212 661 7566
E-mail: seanergy@capitallink.com